UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated January 14, 2025.

Item 1

Millicom (Tigo) announces new shareholder remuneration policy

Luxembourg, January 14th, 2025 – Millicom International Cellular S.A. ("Millicom" or the “Company”), today announced that the Company’s Board of Directors (the “Board”) has approved a new shareholder remuneration policy under which it proposes to:

•	resume regular cash dividends;

•	sustain or grow cash dividends every year; and

•	maintain a prudent capital structure, with a long-term leverage target range of 2.0-2.5x

With this policy, the Board aims to return capital to shareholders from the cashflow generation of the Company in a consistent and prudent manner that reflects the capital-intensive and highly-regulated nature of the business, as well as the Latin American region’s elevated political and macroeconomic volatility.

Following the interim dividend of $1.00/share paid on January 10, the Board intends to approve an additional interim dividend, after Millicom publishes its Q4 2024 results, as follows:

•	$0.75/share to be paid in April 2025

Furthermore, the Board intends to propose for the approval of the Annual General Meeting of its shareholders to be held in Luxembourg on May 21, 2025, a dividend of $3.00 per share payable in four equal quarterly installments, as follows:

•	$0.75/share in July, 2025

•	$0.75/share in October, 2025

•	$0.75/share in January, 2026

•	$0.75/share in April, 2026

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation.  This information was submitted for publication, through the agency of the contact person set out below, at 22:30 CET on January 14, 2025.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning the payment of the interim dividend and the timing of such payment, the payment of the dividend in four quarterly instalments and the timing of such payments, and the proposal to sustain or grow cash dividends every year and the proposal to maintain a prudent capital structure are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. Moreover, the proposals to sustain and grow cash dividends are dependent in particular upon the performance of the Company which is subject to risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results and its ability to pay the interim dividend or the dividend, or to sustain and grow the dividend, could be materially adversely affected. A list and description of such risks, uncertainties and other matters can be found under the heading “Risk Factors” in Millicom’s Annual Report on Form 20-F for the year ended December 31, 2023, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

All forward-looking statements attributable to Millicom or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, Millicom does not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: January 14, 2025